Filed Pursuant to Rule 433

Registration Statement No. 333-195009

Pricing Term Sheet

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Pricing Term Sheet

April 10, 2014

Issuer:	Empresa Nacional De Electricidad S.A.
Trade Date:	April 10, 2014
Settlement Date:	T+ 3; April 15, 2014
Denominations:	US $2,000 and integral multiples of US $1,000 in excess thereof
Joint Bookrunners:	BBVA Securities Inc. and J.P. Morgan Securities LLC
Principal Amount:	US $400,000,000
Title:	4.250% Notes due 2024
Security Type:	Senior Note
Expected Ratings:*	Baa2/BBB+/BBB+ (Moody’s/S&P/Fitch)
Maturity:	April 15, 2024
Coupon:	4.250% per annum
Price to Public:	98.980%
Yield to Maturity:	4.377%
Spread to Benchmark Treasury:	T + 175 basis points
Benchmark Treasury:	UST 2.750% due 02/15/2024
Benchmark Treasury Price and Yield:	101 - 02 ; 2.627%
Interest Payment Dates:	April 15 and October 15, commencing October 15, 2014
Optional Redemption:

Make-whole call, in whole or in part, at Treasury plus 25 basis points.

The issuer may redeem the notes, in whole or in part, at any time and from time to time, beginning on the date that is 90 days prior to the scheduled maturity of the notes, at its option at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the principal amount of the notes being redeemed to the date of redemption.

CUSIP:	29246R AA1
ISIN:	US29246RAA14

*	An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BBVA Securities Inc. toll-free at (800) 422-8692 or by calling J.P. Morgan Securities LLC toll-free at (866) 846-2874.

This pricing term sheet supplements the preliminary prospectus supplement issued by the issuer on April 3, 2014 (the “Preliminary Prospectus Supplement”) relating to its prospectus dated April 3, 2014 and the issuer free writing prospectus issued by the issuer on April 4, 2014 supplementing the Preliminary Prospectus Supplement.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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